1812 Brewing company, inc.

PO Box 6192

Watertown, NY 13601

March 13, 2024

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Re: 1812 Brewing Company, Inc.

Post-qualification Amendment

Offering Statement on Form 1-A: Request for Qualification

File No. 024-11768

Dear Sir/Madam:

1812 Brewing Company, Inc. (the “Company”), hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A (“Offering Statement”) effective at 4:00 PM EDT on Friday, March 15, 2024, or as soon as practicable thereafter. We confirm that the state of Wyoming has advised us that it is prepared to qualify the offering.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,
/s/ Thomas W. Scozzafava Thomas W. Scozzafava Principal Executive Officer